UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  January 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

COFECO ISSUES UNFAVORABLE OPINION ON ASUR’S
PARTICIPATION IN BIDDING PROCESS FOR RIVIERA MAYA AIRPORT

Mexico City, January 31, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and the operator of Cancún Airport and eight other airports in southeast Mexico, announced today that the Comisión Federal de la Competencia (COFECO) reported an unfavorable opinion regarding ASUR’s participation in the bidding process for the construction, management, operation and exploitation of the public airport that is to be built in the town of Tulúm in the state of Quintana Roo.

COFECO states that two commissioners of COFECO voted in favor of permitting ASUR to participate in the bidding process; however, three commissioners denied ASUR’s request.

ASUR disagrees with the decision and the views expressed by the Commission and will initiate legal proceedings, pursuant to established Mexican legislation, to defend its right to participate in the bidding process.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is the first privatized airport group in Mexico and operator of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán airports in southeast Mexico. The company is listed on the Bolsa Mexicana de Valores (BMV) under the symbol ASUR and on the New York Stock Exchange (NYSE) in the United States under the symbol ASR. One ADS is equivalent to ten (10) Series B shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: January 31, 2011